
October 18, 2012

Via Email
Mr. Delbert Blewett
Chief Executive Officer
Canyon Gold Corp.
7810 Marchwood Place
Vancouver BC, Canada V5S 4A6

   Re: Canyon Gold Corp.
     Amendment No. 6 to Registration Statement on Form S-1
     Filed October 5, 2012
     File No. 333-177903

Dear Mr. Blewett:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed October 5, 2012

General

1. We note that you reference a National Instrument 43-101 technical report throughout your filing. Referring to your report as a National Instrument 43-101 technical report implies that the report has been submitted on the Sedar website for review by the Canadian authorities. Please tell us if your National Instrument 43-101 technical report has been submitted on the Sedar website and, if not, revise to refer to your report as a technical or geology report.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director